Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BIT MINING LIMITED

As of December 31, 2022 and June 30, 2023

and for the six months ended June 30, 2022 and 2023

BIT MINING LIMITED

CONTENTS

Pages

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2022 AND JUNE 30, 2023 - UNAUDITED	1 – 2

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023 - UNAUDITED	3

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023 - UNAUDITED	4 – 5

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023 - UNAUDITED	6 – 7

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	8 - 35

BIT MINING LIMITED

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares)

(Unaudited)

		As of December	As of June
	Notes	31, 2022	30, 2023
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		5,448	4,561
Restricted cash		126	129
Short-term investment		2,360	—
Accounts receivable		4,120	4,130
Prepayments and other current assets	7	8,310	14,288
Cryptocurrency assets	6	14,972	14,745
Total current assets		35,336	37,853

Non-current assets:
Property and equipment, net	8	27,220	28,581
Intangible assets, net	9	3,314	2,672
Deposits		2,387	2,460
Long-term investments	5	8,049	6,398
Right-of-use assets	10	4,135	3,523
Long-term prepayments and other non-current assets		6,363	661
Total non-current assets		51,468	44,295

TOTAL ASSETS		86,804	82,148

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	11	23,425	25,755
Accrued payroll and welfare payable		819	598
Accrued expenses and other current liabilities	12	5,155	4,589
Income tax payable		73	75
Operating lease liabilities – current	10	1,367	1,209
Total current liabilities		30,839	32,226

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BIT MINING LIMITED

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares)

(Unaudited)

		As of December	As of June
	Notes	31, 2022	30, 2023
		US$	US$
Non-current liabilities:
Operating lease liabilities - non-current	10	2,837	2,331
Total non-current liabilities		2,837	2,331

TOTAL LIABILITIES		33,676	34,557

Commitments and contingencies	16

Shareholders’ equity:
Class A ordinary shares, par value US$0.00005 per share; 1,599,935,000 shares authorized as of December 31, 2022 and June 30, 2023; 1,063,813,210 and 1,111,232,210 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively	18	54	54
Class A preference shares, par value US$0.00005 per share; 65,000 shares authorized as of December 31, 2022 and June 30, 2023; 65,000 shares issued and outstanding as of December 31, 2022 and June 30, 2023	18	—	—
Class B ordinary shares, par value US$0.00005 per share; 400,000,000 shares authorized as of December 31, 2022 and June 30, 2023; 99 shares issued and outstanding as of December 31, 2022 and June 30, 2023	18	—	—
Additional paid-in capital	18	620,807	621,561
Treasury shares		(21,604)	(21,604)
Accumulated deficit and statutory reserve		(542,169)	(548,020)
Accumulated other comprehensive loss		(3,960)	(4,400)
Total shareholders’ equity		53,128	47,591

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		86,804	82,148

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

BIT MINING LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

(Unaudited)

		For the six months ended June 30,
	Notes	2022	2023
		US$	US$

Revenues		492,197	146,937
Operating costs and expenses:
Cost of revenue		(483,852)	(144,651)
Sales and marketing expenses		(339)	(266)
General and administrative expenses		(12,364)	(11,108)
Service development expenses		(2,184)	(884)
Total operating costs and expenses		(498,739)	(156,909)
Other operating income		276	210
Other operating expenses		(1,515)	(302)
Net (loss) gain on disposal of cryptocurrency assets		(2,057)	5,804
Impairment of cryptocurrency assets		(12,620)	(3,254)
Changes in fair value of contingent considerations		1,247	—
Impairment of property and equipment		(836)	—
Government grant		9	—
Operating loss		(22,038)	(7,514)
Other income, net		554	407
Interest income		106	42
Interest expense		(218)	—
Gain from equity method investments	5	151	939
Changes in fair value of derivative instruments		—	275
Loss before income tax		(21,445)	(5,851)
Income taxes benefits	13	—	—
Net loss		(21,445)	(5,851)
Less: Net loss attributable to noncontrolling interests		(2,955)	—
Net loss attributable to BIT Mining Limited		(18,490)	(5,851)
Other comprehensive loss:
Foreign currency translation loss		(902)	(440)
Other comprehensive loss, net of tax		(902)	(440)
Comprehensive loss		(22,347)	(6,291)
Less: Comprehensive loss attributable to non-controlling interests		(3,056)	—
Comprehensive loss attributable to BIT Mining Limited		(19,291)	(6,291)

Losses per share attributable to BIT Mining Limited-Basic and Diluted	17
Net loss		(0.03)	(0.01)
Losses per ADS* attributable to BIT Mining Limited-Basic and Diluted	17
Net loss		(2.58)	(0.54)
Weighted average number of Class A and Class B ordinary shares outstanding:	17
Basic		717,955,865	1,093,318,465
Diluted		717,955,865	1,093,318,465

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

* American Depositary Shares, which are traded on the NYSE. Each ADS represents one hundred Class A ordinary shares of the Company.

Losses per ADS have been retrospectively adjusted for the ADS Ratio Change from the former ADS Ratio of 1 ADS to 10 Class A ordinary shares, to the current ADS Ratio of 1 ADS to 100 Class A ordinary shares, effective on December 23, 2022.

BIT MINING LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. dollars (“US$”))

(Unaudited)

	For the six months ended June 30,
	2022	2023
	US$	US$

Cash flow from operating activities
Net loss	(21,445)	(5,851)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of right-of-use assets	1,180	612
Depreciation of property and equipment	11,842	4,868
Amortization of intangible assets	4,776	642
Share-based compensation	4,474	754
Gain from equity method investments	(151)	(939)
Impairment of property and equipment	836	—
Net loss (gain) on disposal of cryptocurrency assets	2,057	(5,804)
Impairment of cryptocurrency assets	12,620	3,254
Changes in fair value of derivative instruments	—	(275)
Changes in fair value of contingent considerations	(1,247)	—
Changes in operating assets and liabilities:
Accounts receivable	(642)	(10)
Prepayments and other current assets	8,576	(3,961)
Cryptocurrency assets	(38,475)	(24,194)
Accounts payable	(4,839)	3,484
Operating lease liabilities	(1,714)	(664)
Accrued expenses and other current liabilities	(14,867)	11,306
Amounts due to related party	(7,644)	—
Accrued payroll and welfare payable	199	(221)
Income tax payable	(9)	2
Deposits	(2,283)	(73)
Net cash used in operating activities	(46,756)	(17,070)

Cash flows from investing activities
Acquisition of property and equipment	(783)	—
Cash received from return of long-term investments	1,462	—
Cash received from disposal of cryptocurrency assets	34,354	10,931
Redemption of short-term investment	—	2,360
Proceeds from disposal of long-term investments	—	2,598
Cash received from asset acquisition	25	—
Net cash provided by investing activities	35,058	15,889

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BIT MINING LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of U.S. dollars (“US$”)

(Unaudited)

	For the six months ended June 30,
	2022	2023
	US$	US$

Cash flows from financing activities
Proceeds from short-term borrowings	6,306	—
Proceeds from issuance of ordinary shares for private placements	14,479	—
Net cash provided by financing activities	20,785	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(394)	297
Net increase (decrease) in cash, cash equivalents and restricted cash	8,693	(884)
Cash, cash equivalents and restricted cash at beginning of the period	17,804	5,574
Cash, cash equivalents and restricted cash at end of the period	26,497	4,690

Balances included in the Unaudited Interim Condensed Consolidated Balance Sheets:
Cash, cash equivalents and restricted cash	22,684	4,690
Cash, cash equivalents and restricted cash included in current assets held for sale	3,813	—
Cash, cash equivalents and restricted cash at end of period	26,497	4,690

Supplemental disclosures of cash flow information:
Income tax paid	—	—
Interest received	106	42
Interest paid	(218)	—

Supplemental disclosures of non-cash investing and financing activities:
Payment of expense and non-current assets in the form of cryptocurrencies	4,991	11,872
Loan to a third party in the form of cryptocurrencies	—	1,250
Short-term loan settled by surrendering the cryptocurrencies collateral	6,306	—
Issuance of ordinary shares in connection with asset acquisition	3,416	—
Deposits received from customers of mining data center in the form of cryptocurrencies	4,155	—
Consideration paid to purchase the non-controlling interest in subsidiary	17,785	—
Property, plant and equipment transferred from long-term prepayment	3,984	5,702

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BIT MINING LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of U.S. dollars (“US$”) except for number of shares)

(Unaudited)

	Number of	Number of	Number of					Accumulated	Accumulated
	Class A	Class A	Class B			Additional		other	deficit and		Total
	ordinary	preference	ordinary	Ordinary	Preference	paid-in	Treasury	comprehensive	statutory	Non-controlling	shareholders’
	shares	shares	shares	shares	shares	capital	shares	loss	reserve	interests	equity

Balance as of December 31, 2021	710,078,070	65,000	99	36	—	590,567	(21,604)	(2,355)	(386,754)	25,373	205,263
Net loss	—	—	—	—	—	—	—	—	(18,490)	(2,955)	(21,445)
Foreign currency translation loss	—	—	—	—	—	—	—	(801)	—	(101)	(902)
Issuance of Class A ordinary shares and pre-funded warrants in private placement, net of issuance costs	112,000,000	—	—	6	—	14,473	—	—	—	—	14,479
Issuance of ordinary shares for asset acquisition	16,038,930	—	—	1	—	3,415	—	—	—	—	3,416
Purchase of non-controlling interests	—	—	—	—	—	(1,096)	—	—	—	(16,689)	(17,785)
Share-based compensation	15,752,320	—	—	1	—	4,473	—	—	—	—	4,474
Balance as of June 30, 2022	853,869,320	65,000	99	44	—	611,832	(21,604)	(3,156)	(405,244)	5,628	187,500

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BIT MINING LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

(Amounts in U.S. dollars (“US$”) except for number of shares)

(Unaudited)

	Number of	Number of	Number of					Accumulated	Accumulated
	Class A	Class A	Class B			Additional		other	deficit and		Total
	ordinary	preference	ordinary	Ordinary	Preference	paid-in	Treasury	comprehensive	statutory	Non-controlling	shareholders’
	shares	shares	shares	shares	shares	capital	shares	loss	reserve	interests	equity
Balance as of December 31, 2022	1,063,813,210	65,000	99	54	—	620,807	(21,604)	(3,960)	(542,169)	—	53,128
Net loss	—	—	—	—	—	—	—	—	(5,851)	—	(5,851)
Foreign currency translation loss	—	—	—	—	—	—	—	(440)	—	—	(440)
Share-based compensation	47,419,000	—	—	—	—	754	—	—	—	—	754
Balance as of June 30, 2023	1,111,232,210	65,000	99	54	—	621,561	(21,604)	(4,400)	(548,020)	—	47,591

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

1.    ORGANIZATION

BIT Mining Limited (the “Company”) was incorporated under the laws of the Cayman Islands on April 20, 2007 under the original name of “Fine Success Limited”, which was changed to “500wan.com” on May 9, 2011, and changed to “500.com Limited” on October 9, 2013. The Company changed to the new name of “BIT Mining Limited” and the new ticker symbol “BTCM” effective April 20, 2021.

The Company has completed the transformation of its business and become an enterprise that primarily engages in cryptocurrency mining, data center operation and mining pool operation in 2021.

As of June 30, 2023, the Company has subsidiaries incorporated in countries and jurisdictions including British Virgin Islands, Cayman Islands, Hong Kong, the United States of America (“USA”), Kazakhstan, Canada, mainland China, Malta, Cyprus and Curacao.

As of June 30, 2023, the Company’s major subsidiaries are listed below:

			Percentage of
	Date of	Place of	ownership by
Entity	establishment	establishment	the Company	Principal activities

Subsidiaries
Fine Brand Limited (“BVI”)	February 9, 2011	British Virgin Islands	100%	Investment Holding
BT Mining Limited (“BT Mining”)	April 19, 2021	Cayman Islands	100%	Investment Holding
500wan HK Limited (“500wan HK”)	March 8, 2011	Hong Kong	100%	Investment Holding
Bee Computing (HK) Limited (“Bee Computing”)	May 17, 2016	Hong Kong	100%	Miner Manufacturing
E-Sun Sky Computer (Shenzhen) Co., Ltd. (“E-Sun Sky Computer”)	June 18, 2007	Mainland China	100%	Technology Service
Star Light Inc. (“Star Light”)	January 29, 2021	Cayman Islands	100%	Investment Holding
Skill Esport Limited (“ Skill Esport”)	May 23, 2018	Hong Kong	100%	Cryptocurrency Mining
Summit Bend US Corporation (“Summit Bend”)	September 22, 2021	USA	100%	Investment Holding
Star Light Ohio I Corporation (“Ohio I”)	September 23, 2021	USA	100%	Cryptocurrency Mining
Star Light Ohio II Corporation (“Ohio II”)	September 23, 2021	USA	100%	Investment Holding
Asgard Data Centers LLC (“Asgard”)	September 16, 2021	USA	100%	Data Center Service
Alliance International Technologies Limited (“Alliance International Technologies”)	March 11, 2020	British Virgin Islands	100%	Cryptocurrency Mining
Hong Kong Sunstar Technology Co., Limited (“Sunstar Technology”)	April 9, 2020	Hong Kong	100%	Mining Pool Service
Beijing Guixinyanghang Technology Limited (“Guixinyanghang”)	June 12, 2020	Mainland China	100%	Technology Service
E-Sun Kazakhstan Limited	August 23, 2021	Kazakhstan	100%	Investment Holding
1324492 B.C.Ltd	September 16, 2021	Canada	100%	Investment Holding
The Multi Group Ltd (“The Multi Group” or “TMG”)	June 26, 2015	Malta	100%	Investment Holding
Multi Warehouse Ltd*	December 3, 2014	Malta	100%	Online Gaming
Multi Brand Gaming Ltd*	October 3, 2014	Malta	100%	Online Gaming
Multilotto UK Ltd*	September 1, 2016	Malta	100%	Online Gaming
Lotto Warehouse Ltd*	September 1, 2016	Malta	100%	Online Gaming
Wasp Media Ltd*	August 12, 2016	Malta	100%	Online Gaming
Round Spot Services Ltd*	May 6, 2015	Cyprus	100%	Online Gaming
Multi Pay N.V.*	August 25, 2011	Curacao	100%	Online Gaming
Oddson Europe Ltd*	January 10, 2018	Malta	100%	Online Gaming

*    A subsidiary of the Multi Group

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and the rules and regulations of the United States Securities and Exchange Commission, and should be read in conjunction with the audited consolidated financial statements and notes thereto contained in the Company’s most recent consolidated annual financial statements filed with the SEC on Form 20-F.

The accompanying unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for the consolidated financial statements. Certain information and note disclosures normally included in the Group’s annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with such rules and regulations. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair statement of the Group’s financial position as of June 30, 2023 and results of operation and cash flows for the six months ended June 30, 2022 and 2023. Results for the six months ended June 30, 2023 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s unaudited interim condensed consolidated financial statements include, but are not limited to, allowance for credit losses, useful lives of property and equipment and intangible assets, impairment of long-lived assets, the valuation of cryptocurrencies, realization of deferred tax assets, uncertain income tax positions, share-based compensation, valuation of derivative instruments and valuation of contingent consideration from business combination and purchase price allocation for assets acquisition. Actual results could materially differ from those estimates.

Principles of consolidation

The unaudited interim condensed consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries. The results of the subsidiaries are consolidated from the date on which the Company obtains control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. All significant intercompany balances and transactions among the Company and its subsidiaries have been eliminated on consolidation.

Revision of Prior Period Financial Statements

During the review of the Company’s financial statements for the six months ended June 30, 2023, the Company identified an error in the presentation of property and equipment, net, cost of revenues and losses per ADS attributable to BIT Mining Limited - basic and diluted in the financial statements for the six months ended June 30, 2022 due to the overstatement of depreciation expense from a calculation error. The property and equipment, net should have been US$52,697 but was stated as US$47,151 as of June 30, 2022, cost of revenue should have been US$483,852 but was stated as US$489,398 for the six months ended June 30, 2022, and losses per ADS attributable to BIT Mining Limited - basic and diluted should have been US$2.58 but was stated as US$3.30 for the six months ended June 30, 2022, resulting in adjustments to the previous reported financial statements of the Company for the six months ended June 30, 2022. In accordance with the SEC’s Staff Accounting Bulletin Nos. 99 and 108 (SAB 99 and SAB 108), the Company evaluated this error and, based on analysis of quantitative and qualitative factors, determined that the error was immaterial to the prior reporting period. Correcting prior period financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior period financial statements.  Therefore, as permitted by SAB108, the Company corrected, in the current filing, the previously reported results for the six months ended June 30, 2022.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The functional currency of the Company, BVI, 500wan HK, Bee Computing, Alliance Technologies, Sunstar Technology, Skill Esport, Summit Bend, Ohio I, Ohio II and Asgard is the US$. The functional currency of the Multi Group and its subsidiaries is EUR. The functional currency of Crypto Flow Limited (formerly named “Loto Interactive Limited”) and its subsidiaries is HKD. E-Sun Sky Computer and Beijing Guixinyanghang determined their functional currencies to be RMB, which is their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”. The Group uses the monthly average exchange rate for the period and the spot exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss as a component of shareholders’ equity.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Exchange gains and losses resulting from foreign currency transactions are included in the unaudited interim condensed consolidated statements of comprehensive loss.

Business combinations, asset acquisitions and non-controlling interests

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805 (“ASC 805”), “Business Combinations”. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Contingent consideration is recognized at its fair value on the acquisition date. A liability resulting from contingent consideration is remeasured to fair value as of each reporting date until the contingency is resolved, and subsequent changes in fair value are recognized in earnings. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over, (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

If investment involves the acquisition of an asset or group of assets that does not meet the definition of a business, the transaction is accounted for as an asset acquisition. An asset acquisition is recorded at cost, which includes capitalized transaction costs, and does not result in the recognition of goodwill. The cost of the acquisition is allocated to the assets acquired on the basis of relative fair values.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

In a business combination or asset acquisition, the Company may recognize identifiable intangibles that meet either or both the contractual legal criterion or the separability criterion. Identifiable intangible assets recognized in the Company’s acquisitions generally include brand name, strategic contract and unpatented technology.

For the Company’s majority-owned subsidiaries, non-controlling interests are recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. “Net loss” on the unaudited interim condensed consolidated statements of comprehensive loss include the “net loss attributable to non-controlling interests”. The Company has purchased all of the non-controlling interests in its subsidiary in June 2022. Therefore there were no non-controlling interests in the Company’s consolidated balance sheets as of December 31, 2022 and June 30, 2023.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Group recognized changes in fair value of contingent consideration in the amount of a gain of US$1,247 during the six months ended June 30, 2022, which was related to the remeasurement of the contingent consideration from the acquisition of Alliance International Technologies Limited (formerly, Blockchain Alliance Technologies Limited), which operates the mining pool under the brand of BTC.com. The contingent consideration is settled as of June 30, 2022. There was no such balance during the six months ended June 30, 2023.

Cryptocurrency assets

Cryptocurrency assets are included in current assets in the accompanying unaudited interim condensed consolidated balance sheets. Cryptocurrency assets generated from the cryptocurrency mining business and the mining pool business are accounted for in connection with the Group’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment quarterly, or more frequently, when events or changes in circumstances occur, principally decreases in the quoted prices of the cryptocurrencies, indicating that it is more likely than not that the indefinite-lived asset is impaired. In determining if an impairment has occurred, the Company considers the intraday lowest quoted price of one unit of cryptocurrency asset since acquiring the cryptocurrency asset. If the then current carrying value of the unit of cryptocurrency exceeds the fair value so determined, an impairment loss has occurred with respect to those units of cryptocurrencies in the amount equal to the difference between their carrying values and the fair value determined. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses if not permitted. For the six months ended June 30, 2022 and 2023, the Group recognized impairment loss of US$12,620 and US$3,254, respectively.

Cryptocurrencies generated from the cryptocurrency mining business and the mining pool business as well as the cryptocurrencies distributed to mining pool participants are included within operating activities in the accompanying unaudited interim condensed consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying unaudited interim condensed consolidated statements of cash flows and any realized gains or losses from such sales are included in gain or loss of disposal of cryptocurrencies in the unaudited interim condensed consolidated statements of comprehensive loss. The Group accounts for its gains or losses in accordance with the first-in-first-out (FIFO) method of accounting.

The Company also enters into transactions to transfer cryptocurrencies to pay for operating expenses and acquire certain assets. Such transactions are accounted for in accordance with ASC 610-20, “Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets”. Under ASC 610-20, if the Group does not have a controlling financial interest in the entity that holds the cryptocurrency and the arrangement meets the criteria to be accounted for as a contract, the Group would de-recognize the cryptocurrency and recognize a gain or loss on the transfer of the cryptocurrency when control of the cryptocurrency transfers to the counterparty. The gain or loss is measured as the difference between the amount of consideration allocated to the cryptocurrency and its carrying amount. For the six months ended June 30, 2022 and 2023, the gain or loss recorded on such transactions was nil.

Derivative contracts

Derivative contracts derive their value from underlying asset prices, other inputs or a combination of these factors. Derivative contracts are recognized as either assets or liabilities on the unaudited interim condensed consolidated balance sheets at fair value, with changes in fair value recognized as changes in fair value of derivative instruments.

In June 2023, the Company entered into two collar arrangements with a third party with one-month term to hedge the effect of future price fluctuations on Ethereum. The arrangements result in the Company settling a certain amount of Ethereum at prices within a range. The arrangements are accounted for as derivative instruments and recorded at fair value. The Company measured the fair value of the derivative instruments using Black-Scholes valuation model, based on various assumptions including quoted Ethereum prices, time value and volatility factors, as well as other relevant economic measures. Such valuations are classified within level 3 of the fair value hierarchy. As of June 30, 2023, the Company recognized an asset of US$2,039 which was included in prepayment and other current assets in the unaudited interim condensed consolidated balance sheet. For the six months ended June 30, 2023, the Company recognized changes in fair value of derivative instruments of a gain of US$275 in the unaudited interim condensed consolidated statements of comprehensive loss.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets or asset group, including property and equipment, intangible assets and right-of-use assets, with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value. For the six months ended June 30, 2022, the Group recorded an impairment loss of US$836 for the mining machines in Kazakhstan. No impairment of long-lived assets other than goodwill was recorded during the six months ended June 30, 2023.

Fair value measurements

Financial instruments primarily include cash and cash equivalents, restricted cash, accounts receivable, prepayments and other current assets, equity investments without readily determinable fair values, equity method investments, accounts payable and accrued expenses and other current liabilities. The Group carries the investment under the measurement alternative basis and equity method investment on other-than-temporary basis. Derivative assets related to the collar arrangement is measured at fair value on a recurring basis. The carrying values of other financial instruments approximate their fair values due to their short-term maturities.

The Group’s non-financial assets, including cryptocurrency assets, intangible assets, goodwill and property and equipment are measured at fair value when an impairment charge is recognized. Fair value of cryptocurrencies is based on quoted prices in active markets.

The Group applies ASC 820 (“ASC 820”), “Fair Value Measurements and Disclosures”. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—   Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—   Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—   Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach, and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Related party transactions

A related party is generally defined as (i) any person holds 10% or more of the Company’s securities and their immediate families (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Group’s revenues were derived principally from cryptocurrency mining, data center services and mining pool services. The Group also provided online gaming services through TMG and its subsidiaries and had fully terminated such business in January 2022. The Group accounts for revenues under ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”).

Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

The primary sources of the Group’s revenues are as follows:

Cryptocurrency mining

The Group has entered into a cryptocurrency mining pool, BTC.com, by executing contracts with the mining pool operator to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Group’s enforceable right to compensation only begins when the Group provides computing power to the mining pool operator. In exchange for providing computing power, the Group is entitled to considerations in the form of cryptocurrencies from the mining pool operator (less pool operator fees to the mining pool operator which are recorded net with revenues), which is calculated based on a predetermined formula agreed by the Group and the mining pool operator as a part of the contracts. Providing computing power is an output of the Group’s ordinary activities and is the only performance obligation in the Group’s contract with the pool operator. The Group is entitled to consideration even if a block is not successfully placed by the mining pool operator. The transaction consideration the Group receives is noncash consideration in the form of cryptocurrencies. The Group measures the cryptocurrencies at fair value at contract inception. All considerations are variable and revenue is recognized when the computing power is provided to the mining pool and there is no uncertainty associated with the variable consideration. There is no significant financing component in these transactions.

Cryptocurrency mining revenue generated from providing computing power to the Group's affiliated consolidated subsidiary, BTC.com, is eliminated in consolidation, along with corresponding intercompany cost of mining pool services.

Data center services

The Group provides data center services such as providing its customers with rack space, power and equipment, and cloud services such as virtual services, virtual storage, and data backup services, generally based on monthly services provided at a defined price included in the contracts. The performance obligations are the services provided to a customer for the month based on the contract. The transaction price is the price agreed with the customer for the monthly services provided and the revenues are recognized monthly based on the services rendered for the month.

Mining pool services

The Group operates its mining pool, BTC.com, to enable providers of computing power (“pool participants”) to participate in crypto-mining activities in an efficient manner in the blockchain network. It receives all the mining rewards, and then allocates mining rewards to each pool participant net of the pool operator fees based on the sharing mechanism predetermined. Using computing power provided by the pool participants, the Group provides transaction verification services to the blockchain networks and transaction requesters (the “primary mining pool services" or the Company as the “primary mining pool operator”). During the year ended December 31, 2022, the Company entered into arrangements with certain third-party mining pool operators to contribute a portion of the computing power it obtained from BTC.com pool participants to the third-party mining pool operators. In exchange, the Company is entitled to considerations in the form of cryptocurrencies from the third-party mining pools operators calculated based on a predetermined formula regardless of whether the third-party mining pool operators successfully validate the blocks (the “sub mining pool services" or the Company as the “sub mining pool operator”) (primary mining pool services and sub mining pool services collectively referred as the “mining pool services”).

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Primary mining pool services

As the primary mining pool operator, the Group provides transaction verification services. Transaction verification services are an output of the Group’s ordinary activities. The mining rewards the Group receives from the blockchain network include the block rewards and the transaction verification fees related to the transactions included in the block. For block rewards, the customer is the blockchain as the Group attempts to be the first vendor to solve an algorithm that it will then place as a successful block on the blockchain in exchange for cryptocurrency block rewards awarded by the blockchain protocols. For transaction verification fees, the requester for each blockchain transaction request is the customer.

A contract with the blockchain for the block rewards or with the transaction requester for the transaction verification fees exists upon the transfer of a verified block to the blockchain. The performance obligation is to validate each block. Revenue is recognized at the point when the block validation is successfully completed, which is also when the Group receives the rewards. Revenue, which is noncash consideration, is measured at the fair value of block rewards and transaction verification fees earned at contract inception. The Group considers itself the principal in transactions with the blockchain networks as it coordinates all the computing power within the mining pool, utilizes such aggregated computing power to validate blocks, collects centrally all mining rewards and distributes them in accordance with the predetermined sharing mechanisms. The Group has control over the pool participants’ computing power. Although the pool participants can enter and exit the pool at will and deploy the qualifying types of mining machines at the choices of the pool participants, during the mining process, the Group dictates the tasks and the participants’ mining machines merely follow the allocation prescribed by the Group. As a result, the Group is primarily responsible for fulfilling the promise to provide the specified service, which is to transfer a verified block to the blockchain. Further, under existing sharing mechanisms, the Group is exposed to the risk that actual block rewards may differ from expected rewards, therefore, bears the inventory risk before the specified service has been transferred to the blockchain network. Therefore, the Group recognizes the mining pool revenue on a gross basis by recording all of the transaction fees and block rewards earned under the primary mining pool services as revenue, and the portion of the transaction fees and block rewards remitted to pool participants as cost of revenue.

Sub mining pool services

As the sub mining pool operator, using computing power obtained from pool participants, the Group provides computing power to certain third-party mining pool operators in exchange for considerations in the form of cryptocurrencies from the third-party mining pool operators. As the Group is entitled to consideration, which is calculated based on a predetermined formula agreed by the Group and the mining pool operators as a part of the contracts, even if a block is not successfully placed by the third-party mining pool operators, the Group entered into such arrangements to stabilize the mining rewards it is entitled to. Same to cryptocurrency mining arrangements, the contracts are terminable at any time by either party and the Group’s enforceable right to compensation only begins when the Group provides computing power to the third-party mining pool operators. Providing computing power is an output of the Group’s ordinary activities and is the only performance obligation in the Group’s contract with the third-party pool operators. The transaction consideration the Group receives is noncash variable consideration in the form of cryptocurrencies. The Group measures the cryptocurrencies at fair value at contract inception. The revenue is recognized when the computing power is provided to the third-party mining pool operators and there is no uncertainty associated with the variable consideration. There is no significant financing component in these transactions.

The Group considers itself the principal in sub mining pool service transactions as the pool participants of BTC.com do not directly enter into contracts with the third-party mining pool operators and the Group is primarily responsible for fulfilling the promise to provide the computing power and to remit a portion of the mining rewards to the pool participants. In case of the non-performance of the third-party mining pool operators, the Group is obligated to compensate the pool participants for considerations they are entitled to. As a result, the Group determined that it controls the computing power before it is provided to the third-party mining pool operators. The Group recognizes the mining pool revenue on a gross basis by recording all of the mining rewards earned under the sub mining pool services as revenue, and the portion of mining rewards remitted to pool participants as cost of revenue.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contract balances

The Group does not have any contract assets. The Group’s contract liabilities include advance from customers, which is recorded when consideration is received from a customer prior to providing services to the customer under the terms of a contract. As of December 31, 2022 and June 30, 2023, the Group recorded advance from customers balance of US$384 and US$393 respectively, which was included in “accrued expenses and other current liabilities” in the accompanying unaudited interim condensed consolidated balance sheets. US$277 and US$76 of deferred revenue included in the opening balances of advance from customers was recognized during the six months ended June 30, 2022 and 2023, respectively. The amounts were included in revenues on the accompanying unaudited interim consolidated statements of comprehensive loss.

Refer to Note 20 regarding the discussion of the Group’s disaggregate revenue data.

Cost of services

Cost of mining pool services

Cost of mining pool services which was offered under BTC.com consists primarily of the mining rewards allocated to each pool participant in exchange for their computing power contributed to the mining pool. The mining rewards allocated to the pool participants include both the block rewards as well as the transaction verification fees related to the transactions included in the block, depending on the sharing mechanism chosen by individual pool participants. Cost of mining pool services also consists of other direct costs related to providing the mining pool service such as server fees and labor for maintaining the mining pool service. Cost of mining pool services before inter-segment elimination were US$482,775 and US$136,910 for the six months ended June 30, 2022 and 2023, respectively. Cost of mining pool services after inter-segment elimination were US$447,997 and US$125,352 for the six months ended June 30, 2022 and 2023, respectively. These costs are expensed as incurred.

Cost of data center services

The cost of data center services consists primarily of direct production costs related to data center service, including the direct service charges for operations. The amounts were US$4,319 and US$11,491 for the six months ended June 30, 2022 and 2023, respectively. These costs are expensed as incurred.

Cost of cryptocurrency mining

The cost of cryptocurrency mining, which consist primarily of direct costs related to cryptocurrency mining machines, including the server leasing and maintenance charges. The amounts before inter-segment elimination were US$19,871 and US$8,131 for the six months ended June 30, 2022 and 2023, respectively. The amounts after inter-segment elimination were US$13,700 and US$2,302 for the six months ended June 30, 2022 and 2023, respectively. These costs are expensed as incurred.

Depreciation fees

Depreciation fees, which consist primarily of depreciation of machinery and equipment related to cryptocurrency mining and data center services, were US$11,038 and US$4,619 for the six months ended June 30, 2022 and 2023, respectively. These costs are recorded in unaudited interim condensed consolidated statements of comprehensive loss on a straight-line basis over the useful life of the machinery and equipment.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Amortization fees

Amortization fees, which consist primarily of amortization of intangible assets arising from business combination and assets acquisitions, were US$4,748 and US$606 for the six months ended June 30, 2022 and 2023, respectively. These costs are recorded in unaudited interim condensed consolidated statements of comprehensive loss on a straight-line basis over the useful life of the intangible assets.

Cost of services also comprised lottery insurance expenses, regulatory and compliance fees, platform fees, employee costs, account handling expense, business tax and surcharges and other direct costs incurred in providing services. These costs are expensed as incurred.

Recent accounting pronouncements

The Group has considered all recent accounting pronouncements and has concluded that there are no recent accounting pronouncements that may have a material impact on its unaudited interim condensed consolidated financial statements, based on current information.

3.    CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, and accounts receivable. As of June 30, 2023, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in mainland China, Hong Kong, United States and Malta, which management believes are of high credit quality.

Concentration of customers

For the six months ended June 30, 2022 and 2023, the customers accounted for 10% of more of the Group’s revenues were as follows:

	For the six months ended June 30,
	2022	2023
	US$	US$
A	—%	53.3%
B	—%	27.8%

Concentration of suppliers

For the six months ended June 30, 2022 and 2023, the supplier accounted for 10% of more of the Group’s costs was as follows:

	For the six months ended June 30,
	2022	2023
	US$	US$
A	21.4%	22.0%

3.    CONCENTRATION OF RISKS (continued)

Vulnerability due to change of regulations or policies

The blockchain and cryptocurrency mining business could be significantly affected by, among other things, the regulatory and policy developments in international markets where the Company operates, such as the United States and Kazakhstan. Governmental authorities are likely to continue to issue new laws, rules and regulations governing the blockchain and cryptocurrency industry in and enhance enforcement of existing laws, rules and regulations. For example, the People’s Bank of China (the “PBOC”), Ministry of Industry and Information Technology, State Administration for Industry and Commerce, China Banking Regulatory Commission, China Securities Regulatory Commission and China Insurance Regulatory Commission issued “Announcement on Preventing Token Fundraising Risks” on September 4, 2017, prohibiting all organizations and individual from engaging in initial coin offering transactions. On May 21, 2021, the Financial Stability and Development Committee of the State Council in mainland China called for the need to resolutely control financial risks and crack down on cryptocurrency mining and trading activities. On June 18, 2021, the “Notice of the Sichuan Provincial Development and Reform Commission and the Sichuan Provincial Energy Administration on the Cleanup and Shutdown of Virtual Currency Mining Projects” required electricity companies within Sichuan Province to close down power supply to businesses involved in cryptocurrency mining. On June 21, 2021, the Company terminated the operations of the two data centers in Sichuan according to the written notice from the Local Power Supplier.

As of June 30, 2023, the mining pool subsidiary of the Company has completely exited the mainland China market, ceased registering new users from mainland China and retired accounts of existing users from mainland China.

4.    ASSET ACQUISITION

On May 31, 2022, the Company completed the first closing of its previously announced share exchange agreement dated April 5, 2021 (as amended and restated in April 2022, the “Amended and Restated Share Exchange Agreement”) entered into by the Company and the shareholders (the “Selling Shareholders”) of the acquisition of Bee Computing (HK) Limited (“Bee Computing”). At the first closing of the Amended and Restated Share Exchange Agreement, the Company issued 16,038,930 of its Class A ordinary shares to the Selling Shareholders. Meanwhile, the Company’s preexisting loans to Bee Computing was considered effectively settled upon the acquisition. The settlement amount was included in the total purchase consideration. The transaction was accounted for as an asset acquisition as Bee Computing did not meet the definition of a business upon acquisition.

The following table presents the calculation of the purchase consideration of the acquisition date.

Amount
US$
Fair value of 16,038,930 Class A ordinary shares at acquisition close on May 31, 2022	3,416
Effective settlement of preexisting loans	18,397
Total purchase consideration	21,813

The following is a summary of the estimated fair value of the assets acquired as of the acquisition date.

	Amount	Amortization Years
	US$
Cash	25
Prepayments and other receivables	18,155
Acquired intangible asset	3,633	3.0
Total identifiable assets acquired	21,813
Total purchase consideration	21,813

The acquired intangible asset was the unpatented technology for the Litecoin ASIC mining machines, which has estimated useful life of 3 years from the date of acquisition.

5.    INVESTMENTS

Long-term Investments

	As of	As of
	December 31,	June 30,
	2022	2023
	US$	US$
Carrying amount of equity investments without readily determinable fair value	5,058	4,829
Carrying amount of equity method investments	2,991	1,569
Carrying amount of long-term investments	8,049	6,398

Equity investments without readily determinable fair value

In accordance with ASC 321, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The carrying amount of the Group’s equity investments measured using the measurement alternative was US$9,181, net of US$4,123 in accumulated impairment and US$8,952, net of US$4,123 in accumulated impairment as of December 31, 2022 and June 30, 2023, respectively. There was no impairment recognized for the six months ended June 30, 2022 and 2023.

Equity method investments

Investments were classified as equity method investments as the Group have significant influence over the entities. During six months ended June 30, 2023, the Company derecognized US$1,791 from disposition of an equity method investment. The net operating income from equity method investments for the six months ended June 30, 2022 and 2023 were US$151 and US$382, respectively.

6.    CRYPTOCURRENCY ASSETS

The amounts represented the cryptocurrencies held by the Group as of December 31, 2022 and June 30, 2023. For the year ended December 31, 2022 and six month ended June 30, 2023, the Group generated cryptocurrencies through cryptocurrency mining business and the mining pool business. The movement of cryptocurrencies was as follows:

	For the year ended	For the six months
	December 31, 2022	ended June 30, 2023
	US$	US$
Beginning balance	53,190	14,972
Cryptocurrencies mined from mining pool business	592,583	126,090
Cryptocurrencies mined from mining business	47,126	11,623
Deposits received from customers of mining data center	2,192	—
Distribution to pool participants	(611,747)	(121,486)
Payment of service expense and long-lived assets	(6,939)	(11,872)
Disposal of cryptocurrency assets*	(43,787)	(8,045)
Utility fee received from customers of mining data center	3,658	7,350
Cyberattack loss	(3,100)	—
Loan to a third party in the form of cryptocurrencies	—	(1,250)
Others	231	617
Impairment of cryptocurrency assets	(18,435)	(3,254)
Ending balance of cryptocurrency assets, net	14,972	14,745

* In January 2022, the Company entered into a loan agreement and a pledge agreement for one year, pursuant to which the lender agreed to lend to the Company funds equal to approximately US$6,306, which was 65% of the current fair market value of 4,000 Ethereum, with a fixed interest rate of 3.25% per annum. In June 2022, the loan has been fully settled by rendering the pledged Ethereum to the lender. Disposal of cryptocurrency assets for the six months ended June 30, 2022 included the carrying amount of the pledged Ethereum of US$9,628 rendered to the lender and the Group recorded a loss on disposal of cryptocurrencies in the amount of approximately US$3,322.

6.    CRYPTOCURRENCY ASSETS (continued)

In June 2023, the Company entered into two collar arrangements with a third party with one-month term to hedge the effect of future price fluctuation on Ethereum. Pursuant to the arrangements, the Company transferred in total of 3,200 Ethereum to the counterparty and received USDT and USDC equal to 70% of the initial notional amount of the Ethereum at the agreement date. Disposal of cryptocurrency assets for the six months ended June 30, 2023 included the net effect of the carrying amount of the Ethereum transferred to the counterparty of US$3,519 and the fair value of the USDC and USDC received of US$4,061. The Group also recorded a gain on disposal of cryptocurrencies related to the transfer of the Ethereum in the amount of US$2,306.

7.    PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of	As of
	December 31,	June 30,
	2022	2023
	US$	US$

Receivables from third party payment service providers	504	510
Utility and service deposits	630	4,560
Deferred expense*	1,640	1,069
Loans to third parties	1,259	2,144
Deductible value-added input tax	3,535	3,263
Derivative assets	—	2,039
Others	742	703
Prepayments and other current assets	8,310	14,288

* Deferred expense represents cash paid in advance to vendors, such as consultant expense and compliance expense, which would be amortized according to their respective service periods.

8.    PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of	As of
	December 31,	June 30,
	2022	2023
	US$	US$

Machinery and equipment	79,941	93,408
Electronics and office equipment	512	528
Motor vehicles	901	876
Leasehold improvements	5,704	5,460
Construction in progress	8,703	1,244

Property and equipment, cost	95,761	101,516
Less: Accumulated depreciation	(34,151)	(38,545)
Less: Provision for impairment	(34,390)	(34,390)

Property and equipment, net	27,220	28,581

Depreciation expenses for the six months ended June 30, 2022 and 2023 were approximately US$11,842 and US$4,868, respectively.

The impairment as of December 31, 2022 and June 30, 2023 was mainly due to the impairment of mining machines in Kazakhstan and the USA. Impairment for the six months ended June 30, 2022 and 2023 were approximately US$836 and nil, respectively.

9.    INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of	As of
	December 31,	June 30,
	2022	2023
	US$	US$
Cost:
Computer software	3,538	3,545
License agreement	22,252	22,252
Internet domain name	150	150
Brand name	71,292	71,292
Strategic contract	10,010	10,010
Unpatented technology	3,633	3,633
	110,875	110,882
Accumulated amortization:
Computer software	(2,953)	(3,493)
License agreement	(5,470)	(5,470)
Internet domain name	(25)	(33)
Brand name	(13,135)	(13,135)
Strategic contract	(2,471)	(2,471)
Unpatented technology	(505)	(606)
	(24,559)	(25,208)

Impairment *:
Computer software	(524)	(524)
License agreement	(16,782)	(16,782)
Brand name	(58,157)	(58,157)
Strategic Contract	(7,539)	(7,539)
	(83,002)	(83,002)
Intangible assets, net	3,314	2,672

* The impairment as of December 31, 2022 and June 30, 2023 include impairment of US$26,909 related to the acquired intangible assets of the Multi Group that were recognized during the year ended December 31, 2019, impairment of US$48,555 related to the brand name and domain name of Alliance International Technologies and impairment of US$7,539 for the strategy contract of Asgard that were recognized during the year ended December 31, 2022.

Amortization expense for the six months ended June 30, 2022 and 2023 were approximately US$4,776 and US$642, respectively. Annual estimated amortization expense for each of the five succeeding years is as follows:

US$

2023 remaining	639
2024	1,237
2025	723
2026	15
2027	15
2028 and thereafter	43

Total	2,672

10.  OPERATING LEASES

The Group entered into various operating lease agreements for offices space. The remaining lease terms range from 0.17 to 3.25 years. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following table presents the operating lease related assets and liabilities recorded on the Group’s unaudited interim condensed consolidated balance sheet.

	As of	As of
	December 31,	June 30,
	2022	2023
	US$	US$
Right-of-use assets	4,135	3,523

Operating lease liabilities - current	1,367	1,209
Operating lease liabilities – non-current	2,837	2,331
Total operating lease liabilities	4,204	3,540

For the six months ended June 30, 2022, the Group had operating lease costs of approximately US$925 and recorded short-term lease costs of US$359. For the six months ended June 30, 2023, the Group had operating lease costs of approximately US$664 and recorded short-term lease costs of US$246. Cash paid for amounts included in the measurement of operating lease liabilities were US$1,085 and US$678 for the six months ended June 30, 2022 and 2023, respectively.

As of June 30, 2023, the weighted average remaining lease term was 3.22 years and the weighted average discount rate was 3.28%.

The following table summarizes the maturity of operating lease liabilities as of June 30, 2023:

Operating leases
US$
2023 remaining	615
2024	1,134
2025	1,134
2026	850
Total	3,733
Less: imputed interest	(193)
Present value of lease liabilities	3,540

11.   ACCOUNTS PAYABLES

Accounts payables consist of the following:

	As of	As of
	December 31,	June 30,
	2022	2023
	US$	US$
Pool participants payable*	19,761	22,097
Utility and service cost payable	3,636	3,633
Others	28	25

	23,425	25,755

* Pool participants payable represents payments to pool participants in the mining pool business which are settled in cryptocurrencies.

12.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of	As of
	December 31,	June 30,
	2022	2023
	US$	US$

Advance from end users*	384	392
Deposit from customer**	1,302	2,110
Business tax and other taxes payable	228	117
Professional fees and services payable	1,762	1,196
Promotional events payables	370	396
Decoration and construction cost payable	670	112
Others	439	266

Total	5,155	4,589

* Advance from end users represents payments received by the Group in advance from the end users prior to the services to be provided.

** Deposit from customers represents payments received by the Group in advance from customers in the data center business.

13.  INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

USA

Summit Bend, Ohio I, Ohio II and Asgard are incorporated in the USA. Under the current laws, profits tax in USA is generally assessed at the rate 21% of taxable income

13.  INCOME TAXES (continued)

British Virgin Islands

Under the current laws of the British Virgin Islands, subsidiaries incorporated in British Virgin Islands are not subject to tax on income or capital gains.

Curacao

Multi Pay N.V. is incorporated in the Curacao, Under the current laws, profits tax in Curacao is generally assessed at the rate of 2% of taxable income.

Malta

Under the current laws, profits tax in Malta is generally assessed at the rate of 35% of taxable income. When dividend is paid or declared to the holding company, the paying entity is entitled to claim 6/7 of the profit tax paid as refund, which may effectively reduce income tax rate to 5%.

Cyprus

Round Spot Services Ltd is incorporated in Cyprus and does not conduct any substantive operations of its own. No provision for Cyprus income tax has been made in the financial statements as Round Spot Services Ltd had no assessable income for the six months ended June 30, 2022 and 2023.

Hong Kong

500wan HK, Sunstar Technology, Skill Esport and Bee Computing are incorporated in Hong Kong, under the current laws, profits tax in Hong Kong is generally assessed at the rate of 8.25% of taxable income 8.25% of taxable income up to HKD2,000 and assessed at the rate of 16.5% of taxable income over HKD2,000.

Mainland China

A new enterprise income tax law (the “EIT Law”) in mainland China was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. Accordingly, subsidiaries incorporate in mainland China are subject to the EIT rate of 25% in 2022 and 2023. No provision for the income tax has been made in the financial statements as the subsidiaries incorporated in mainland China had no assessable income for the six months ended June 30, 2022 and 2023.

The Group records a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized.

As of June 30, 2023, the Group had net operating losses (“NOLs”) of approximately US$18,758 from mainland China subsidiaries, and US$47,940 from Hong Kong subsidiaries, which can be carried forward to offset future net profit for income tax purposes. The NOLs from mainland China subsidiaries as of June 30, 2023 will expire in years 2024 to 2028 if not utilized. The Group recorded a full valuation allowance against the deferred tax assets as we have determined that it was more likely than not that all of our deferred tax assets will not be realized in the future due to our continuing pre-tax and taxable losses.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. The management evaluated the Group’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of June 30, 2022 and 2023.

14.  SHARE-BASED PAYMENT

On March 28, 2021, the shareholders and board of directors of the Company approved the 2021 Share Incentive Plan (the “Plan”). The Plan provides for the grant of options, restricted shares and other share-based awards. These options were granted with exercise prices denominated in US$, which is the functional currency of the Company. The board of directors has authorized under the Plan the issuance of up to 12% of the Company’s issued and outstanding ordinary shares from time to time, on an as-exercised and fully diluted basis, upon exercise of awards granted under the Plan. The maximum term of any issued share option is ten years from the grant date.

A summary of share option and restricted shares activity and related information for the year ended December 31, 2022 and for the six months ended June 30, 2023 are as follows:

Share options granted to employees and directors

			Weighted	Weighted
		Weighted	average	average
		average	grant date	remaining	Aggregated
	Number of	exercise	fair value per	contractual	intrinsic
	options	price	share	year	value
		US$	US$	(Years)	US$

Outstanding, January 1, 2022	41,350	0.40	0.97	1.81	9
Granted	—	—	—	—	—
Forfeited	—	—	—	—	—
Exercised	—	—	—	—	—
Outstanding, December 31, 2022	41,350	0.40	0.97	0.81	—
Granted	—	—	—	—	—
Forfeited	—	—	—	—	—
Exercised	—	—	—	—	—
Outstanding, June 30, 2023 (unaudited)	41,350	0.40	0.97	0.31	—
Vested and expected to vest at June 30, 2023 (unaudited)	41,350	0.40	0.97	0.31	—
Exercisable at June 30, 2023 (unaudited)	41,350	0.40	0.97	0.31	—

14.  SHARE-BASED PAYMENT (continued)

Restricted shares granted to employees and directors

		Weighted	Weighted
		average	average
		grant date	remaining	Aggregated
	Number of	fair value per	contractual	intrinsic
	options	share	year	value
		US$	(Years)	US$

Outstanding, January 1, 2022	22,029,560	0.42	9.55	13,526
Granted	—	—	—	—
Forfeited	—	—	—	—
Exercised	(22,029,560)	(0.42)	—	348
Outstanding, December 31, 2022	—	—	—	—
Granted	47,419,000	0.02	9.52	1,280
Forfeited	—	—	—	—
Exercised	(47,419,000)	(0.02)	—	1,280
Outstanding, June 30, 2023 (unaudited)	—	—	—	—
Vested and expected to vest at June 30, 2023 (unaudited)	—	—	—	—
Exercisable at June 30, 2023 (unaudited)	—	—	—	—

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s ordinary share and the exercise price.

As of June 30, 2023, there was no unrecognized share-based compensation costs related to equity awards granted to employees and directors that is expected to be recognized.

14.  SHARE-BASED PAYMENT (continued)

Total share-based compensation expenses relating to options and restricted shares granted to employees and directors for the six months ended June 30, 2022 and 2023 are included in:

	For the six months ended June 30, 2022
	Employees	Directors	Total
	US$	US$	US$

Cost of revenue	1,372	—	1,372
General and administrative	919	2,046	2,965
Service development	137	—	137

	2,428	2,046	4,474

	For the six months ended June 30, 2023
	Employees	Directors	Total
	US$	US$	US$

Cost of revenue	180	—	180
General and administrative	496	52	548
Service development	26	—	26

	702	52	754

On June 27, 2022, the Company completed a private placement, in which it issued certain pre-funded warrants to purchase 480,000 ADSs (given the effect of the ADS Ratio Change), Series A warrants to purchase 1,600,000 ADSs (given the effect of the ADS Ratio Change) and Series B warrants to purchase 1,600,000 ADSs (given the effect of the ADS Ratio Change). The pre-funded warrants are exercisable immediately at an exercise price of US$0.10 per ADS (given the effect of the ADS Ratio Change) and were exercised in full in August 2022. Each Series A warrant is exercisable for one ADS at an exercise price of US$11.00 per ADS (given the effect of the ADS Ratio Change). The Series A warrants are immediately exercisable and will expire on the fifth anniversary of the issuance date. Each Series B warrant is exercisable for one ADS at an exercise price of US$10.00 per ADS (given the effect of the ADS Ratio Change). The Series B warrants are immediately exercisable and will expire on the 2½th anniversary of the issuance date. Also see Note 18.

On August 16, 2022, the Company completed a private placement, in which it issued Series A warrants to purchase 1,556,667 ADSs (given the effect of the ADS Ratio Change) and Series B warrants to purchase 1,556,667 ADS (given the effect of the ADS Ratio Change). The Series A Warrants have an exercise price of US$6.60 per ADS (given the effect of the ADS Ratio Change), are immediately exercisable and will expire on the fifth anniversary of the issuance date. The Series B Warrants have an exercise price of US$6.00 per ADS (given the effect of the ADS Ratio Change), are immediately exercisable and will expire on the 2½th anniversary of the issuance date. Also see Note 18.

14.  SHARE-BASED PAYMENT (continued)

A summary of warrants and pre-funded warrant activity and related information for the year ended December 31, 2022 and for the six months ended June 30, 2023 are as follows:

			Weighted
			Average
	Class A	Weighted Average	Remaining	Aggregate
	Ordinary Shares	Exercise Price	Contractual Life	Intrinsic Value
		US$	(Years)	US$
Outstanding, January 1, 2022	100,000,000	0.68	2.53	—
Granted	679,333,300	0.09	3.31	—
Forfeited	—	—	—	—
Exercised	(48,000,000)	0.07	—	—
Outstanding, December 31, 2022	731,333,300	0.17	3.07	—
Granted	—	—	—	—
Forfeited	—	—	—	—
Exercised	—	—	—	—
Outstanding, June 30, 2023 (unaudited)	731,333,300	0.17	2.57	—
Vested and expected to vest at June 30, 2023 (unaudited)	731,333,300	0.17	2.57	—
Exercisable at June 30, 2023 (unaudited)	731,333,300	0.17	2.57	—

15.  RELATED PARTY TRANSACTIONS

In June 2022, the Company purchased all remaining equity interest of the subsidiary from Viking Data Centers and it ceased to be a related party of the Company. See Note 19 for detail discussion.

Related party transaction

	For the six months ended June 30,
	2022	2023
	US$	US$
Data center operation costs for services provided by a minority interest shareholder of a subsidiary	9,108	—
	9,108	—

16.  COMMITMENTS AND CONTINGENCIES

Contractual arrangements among the Company and the former VIEs

Under applicable tax laws and regulations in mainland China, arrangements and transactions among related parties may be subject to audit or scrutiny by the tax authorities in mainland China within ten years after the taxable year when the arrangements or transactions are conducted. The Company could face material and adverse tax consequences if the tax authorities in mainland China were to determine that the Contractual Arrangements among the Company and the respective VIEs were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation. In addition, the tax authorities in mainland China may impose interest on late payments on the Company and the respective VIEs for the adjusted but unpaid taxes. In the opinion of management, the likelihood of such an upward adjustment on taxation and related interest is remote based on current facts and circumstances.

16.  COMMITMENTS AND CONTINGENCIES (continued)

Guarantees

The Group accounts for guarantees in accordance with ASC topic 460 (“ASC 460”), “Guarantees”. Accordingly, the Group evaluates its guarantees to determine whether (a) the guarantee is specifically excluded from the scope of ASC 460, (b) the guarantee is subject to ASC 460 disclosure requirements only, but not subject to the initial recognition and measurement provisions, or (c) the guarantee is required to be recorded in the financial statements at fair value.

The memorandum and articles of association of the Company require that the Company indemnify its officers and directors, as well as those who act as directors and officers of other entities at the Company’s request, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to the Company. The indemnification obligations are more fully described in the memorandum and articles of association. The Company purchases standard directors and officers’ insurance to cover claims or a portion of the claims made against its directors and officers. Since a maximum obligation is not explicitly stated in the Company’s memorandum and articles of association and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot be reasonably estimated.

Historically, the Group has not been required to make payments related to these obligations, and the fair value for these obligations is zero as of December 31, 2022 and June 30, 2023.

Indemnity cost

There was no indemnity cost occurred as of December 31, 2022 and June 30, 2023.

Legal proceedings

From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. The Group records a liability when it is both probable that a liability will be incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis and has not recorded any material liabilities in this regard during 2022 and for the six months ended June 30, 2023.

Operating lease commitments

The information of lease commitments is provided in Note 10.

17.  LOSSES PER SHARE

Basic and diluted losses per share for each of the six months ended June 30, 2022 and 2023 presented is calculated as follows:

	For the six months ended June 30,
	2022		2023
	US$	US$	US$	US$
	Class A	Class B	Class A	Class B

Losses per share —basic:
Numerator:
Allocation of net loss attributable to BIT Mining Limited’s ordinary shareholders used in calculating loss per ordinary share—basic	(18,490)	—	(5,851)	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	717,955,766	99	1,093,318,465	99
Denominator used for losses per share	717,955,766	99	1,093,318,465	99
Losses per share — basic	(0.03)	—	(0.01)	—

Losses per share —diluted:
Numerator:
Allocation of net loss attributable to BIT Mining Limited’s ordinary shareholders used in calculating loss per ordinary share— diluted	(18,490)	—	(5,851)	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	717,955,766	99	1,093,318,465	99
Conversion of Class B to Class A ordinary shares	99	—	99	—
Denominator used for losses per share	717,955,865	99	1,093,318,564	99
Losses per share —diluted	(0.03)	—	(0.01)	—

Losses per ADS*:
Denominator used for losses per ADS - basic	7,179,558	—	10,933,185	—
Denominator used for losses per ADS - diluted	7,179,559	—	10,933,186	—
Losses per ADS – basic	(2.58)	—	(0.54)	—
Losses per ADS – diluted	(2.58)	—	(0.54)	—
*	American Depositary Shares, which are traded on the NYSE. Each ADS represents one hundred Class A ordinary shares of the Company.

Losses per ADS have been retrospectively adjusted for the ADS Ratio Change from the former ADS Ratio of 1 ADS to 10 Class A ordinary shares, to the current ADS Ratio of 1 ADS to 100 Class A ordinary shares, effective on December 23, 2022.

18.  EQUITY TRANSACTIONS

For the six months ended June 30, 2022, 15,752,320 restricted shares were vested and exercised without exercise price.

On May 31, 2022, 16,038,930 Class A ordinary shares were issued for the asset acquisition. See Note 4 for detailed discussion.

On June 27, 2022, the Company completed a private placement, in which it has offered (1) 1,120,000 ADSs (given the effect of the ADS Ratio Change), (2) certain pre-funded warrants to purchase 480,000 ADSs (given the effect of the ADS Ratio Change) (the “Pre-Funded Warrants”) in lieu of the ADSs being offered, and (3) certain warrants including (i) Series A warrants to purchase up to 1,600,000 ADSs (the “Series A Warrants”) (given the effect of the ADS Ratio Change) and (ii) Series B warrants to purchase up to 1,600,000 ADSs (the “Series B Warrants”) (the Series A Warrants and Series B Warrants are collectively referred as the “Warrants”) (given the effect of the ADS Ratio Change), to certain institutional investors. The Warrants are offered together with the ADSs or the Pre-Funded Warrants. The combined purchase price of each ADS and the accompanying Warrants is US$10.00 (given the effect of the ADS Ratio Change). The combined purchase price of each Pre-Funded Warrant and the accompanying Warrants is US$9.90. Each Pre-Funded Warrant is exercisable for one ADS at an exercise price of US$0.10 (given the effect of the ADS Ratio Change). The Pre-Funded Warrants have been exercised in full in August 2022. Each Series A Warrants and Series B warrants is exercisable for one ADS at an exercise price of US$11.00 (given the effect of the ADS Ratio Change) and US$10.00 (given the effect of the ADS Ratio Change), respectively.

On August 19, 2022, the Company completed a private placement, in which it has offered (1) 1,556,667 ADSs (given the effect of the ADS Ratio Change), (2) certain warrants including (i) Series A warrants to purchase up to 1,556,667 ADSs (the “Series A Warrants”) (given the effect of the ADS Ratio Change) and (ii) Series B warrants to purchase up to 1,556,667 ADSs (the “Series B Warrants”) (the Series A Warrants and Series B Warrants are collectively referred as the “Warrants”) (given the effect of the ADS Ratio Change), to certain institutional investors. The combined purchase price of each Warrants is US$6.00 (given the effect of the ADS Ratio Change). Each Series A Warrants and Series B warrants is exercisable for one ADS at an exercise price of US$6.60 (given the effect of the ADS Ratio Change) and US$6.00 (given the effect of the ADS Ratio Change), respectively.

Effective on December 23, 2022, the ratio of the ADS to its ordinary shares changed from 1 ADS representing 10 Class A ordinary shares to 1 ADS representing 100 Class A ordinary shares (“ADS Ratio Change”). The ADS Ratio Change affected all ADS holders uniformly and did not reduce any ADS holder’s percentage ownership interest. Proportionate voting rights and other rights and preferences of the ADS holders were not reduced by the ADS Ratio Change. All ADS and per ADS data have been retrospectively adjusted to give effect to the ADS Ratio Change.

For the six months ended June 30, 2023, 47,419,000 restricted shares were granted, vested and exercised without exercise price.

As of June 30, 2023, 1,111,232,210 and 99 Class A and Class B ordinary shares were issued and outstanding, respectively.

19.  PURCHASE OF NON-CONTROLLING INTEREST

In September 2021, the Company entered into a Membership Interest Purchase Agreement and certain other auxiliary agreements with Viking Data Centers, LLC (“Viking Data Centers”) to acquire the 51% equity interest in Asgard Data Centers LLC (“Asgard”), which intended to operate a cryptocurrency mining data center in Ohio (the “Ohio Mining Site”). In October 2021, the Company increased its equity interest ownership in the Ohio Mining Site to 55%. The Ohio mining site has a total planned power capacity up to 150 megawatts (“MW”).

In June 2022, the Company entered into an agreement with Viking Data Centers that the Company agreed to purchase all remaining equity interest from Viking Data Centers for approximately US$17,785, by transferring certain assets that represent 67.5MW, or 45%, of total planned power capacity at the Ohio Mining Site. After completion of the transaction, the Company has exclusive access to 82.5MW of planned electrical power and Viking Data Centers has exclusive access to the remaining 67.5MW, in accordance to their respective equity ownership immediately prior to the transaction.

19.  PURCHASE OF NON-CONTROLLING INTEREST (continued)

The following table summarizes the assets transferred:

Amount
US$
Construction in progress	5,863
Other non-current assets	4,902
Intangible assets, net	7,020
Total	17,785

Net book value of the non-controlling interest purchased was approximately US$16,689 and the difference between the assets transferred and net book of the non-controlling interest purchased was recognized in additional paid-in capital.

20.  SEGMENT REPORTING

The Group continually monitors the reportable segments for changes in facts and circumstances to determine whether changes in the identification or aggregation of operating segments are necessary. In December 2020, the Group announced the entrance into the cryptocurrency industry. As of December 31, 2021, the Group have completed the transformation of its business to become a cryptocurrency mining enterprise. In accordance with ASC topic 280, “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Board of Directors and the chief executive officer, who makes resource allocation decisions and assesses performance based on the different business operating results. As a result, the Group has three reportable segments, including the mining pool business, the data center business and the cryptocurrency mining. The Group’s other business, mainly consisting of online gaming in Europe, was not material for the six months ended June 30, 2022 and 2023.

The following table presents summary information by segment for the six months ended June 30, 2022 and 2023, respectively.

	For the six months ended June 30,
	2022	2023
	US$	US$
Reportable segment revenue:
Mining pool[1]	485,556	137,440
Data center	9,567	15,294
Cryptocurrency mining	37,823	11,590
Others	200	—
Inter-segment[2]	(40,949)	(17,387)
Total segment and consolidated revenue	492,197	146,937
Reportable segment cost of revenue-exclusive depreciation and amortization:
Mining pool[1]	(482,775)	(136,910)
Data center	(4,319)	(11,491)
Cryptocurrency mining	(19,871)	(8,131)
Others	(2,050)	(281)
Inter-segment[2]	40,949	17,387
Total segment and consolidated cost of revenue-exclusive depreciation and amortization	(468,066)	(139,426)
Reportable segment cost of revenue-depreciation and amortization:
Mining pool	(4,748)	(606)
Data center	(2,343)	(1,183)
Cryptocurrency mining	(8,695)	(3,436)
Total segment and consolidated cost of revenue-depreciation and amortization	(15,786)	(5,225)
Total segment and consolidated cost	(483,852)	(144,651)
Reconciling items:
Operating expenses	(14,887)	(12,258)
Other operating income	276	210
Government grant	9	—
Other operating expenses	(1,515)	(302)
Net (loss) gain on disposal of cryptocurrencies	(2,057)	5,804
Impairment of cryptocurrency assets	(12,620)	(3,254)
Impairment of property and equipment	(836)	—
Changes in fair value of contingent considerations	1,247	—
Operating loss	(22,038)	(7,514)
Other income, net	554	407
Interest income	106	42
Interest expense	(218)	—
Gain from equity method investments	151	939
Changes in fair value of derivative instruments	—	275
Net loss	(21,445)	(5,851)

20.  SEGMENT REPORTING (continued)

[1]

The mining pool revenues for the six months ended June 30, 2022 include US$485,556 from providing primary mining pool services and nil from providing sub mining pool services. The mining pool revenues for the six months ended June 30, 2023 include US$14,456 from providing primary mining pool services and US$122,984 from providing sub mining pool services.

[2]

The inter-segment eliminations mainly consist of (a) cryptocurrency mining revenue of US$34,778 and US$11,558 generated from computing power provided by cryptocurrency mining segment to mining pool segment for the six months ended June 30, 2022 and 2023, respectively and corresponding cost of revenue of US$34,778 and US$11,558 incurred by mining pool segment for the six months ended June 30, 2022 and 2023, respectively, and (b) data center revenue of US$6,171 and US$5,829 generated from data center services provided by data center segment to cryptocurrency mining segment for the six months ended June 30, 2022 and 2023, respectively, and corresponding data center services cost of US$6,171 and US$5,829 incurred by cryptocurrency mining segment for the six months ended June 30, 2022 and 2023, respectively, which have been eliminated upon consolidation.

The following table presents the revenue by the geographical locations of the customers for the six months ended June 30, 2022 and 2023, respectively. The customers for the revenues from primary mining pool services are blockchains for each type of cryptocurrencies, which are decentralized and not associated with specific locations.

	For the six months ended June 30,
Revenues	2022	2023
	US$	US$
Hong Kong	29,373	—
USA	12,195	26,884
Kazakhstan	6,014	—
Europe	8	—
Blockchain	485,556	15,654
British Virgin Islands	—	80,935
Cayman Islands	—	40,851
Inter-segment	(40,949)	(17,387)
	492,197	146,937

The following table presents the long-lived assets (including property and equipment, net and right-of-use assets) by geographical locations as of December 31, 2022 and June 30, 2023, respectively.

Long-lived assets	As of December 31, 2022	As of June 30, 2023
	US$	US$
USA	29,317	31,134
Hong Kong	1,365	764
Mainland China	300	206
Kazakhstan	373	—
	31,355	32,104

21. SUBSEQUENT EVENTS

The Company entered into two collar arrangements per month with a third party with one-month term to hedge the effect of future price fluctuations on Ethereum from July 2023 to September 2023. The arrangements will result in the Company settling a certain amount of Ethereum at prices within a range. Pursuant to the arrangements, the Company transferred Ethereum to the counterparty and received USDT and USDC equal to 70% of the initial notional amount of the Ethereum at the agreement date.